UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

August 17, 2021

Commission File Number: 333-255540

Just Eat Takeaway.com N.V.

(Registrant’s name)

Oosterdoksstraat 80

1011 DK Amsterdam

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report includes materials as exhibits that have been published and made available by Just Eat Takeaway.com N.V. to its shareholders, as of August 17, 2021.

The information contained in Exhibit 99.1 to this Form 6-K, except the information contained in the first bullet on page 1 and the related footnotes, the second table on page 2 and the related footnote, the fourth through sixth rows of the table on page 3 and the related footnotes, the second and third sentences of the fourth paragraph on page 3, the fifth paragraph on page 3, the fourth through sixth rows of the second table on page 4 and the related footnotes, the fifth paragraph on page 4, the first paragraph on page 5, the fourth through sixth rows of the second table on page 5 and the related footnotes, the sixth and seventh  paragraphs on page 5, the fourth through sixth rows of the table on page 6 and the related footnotes and the fourth and fifth full paragraphs on page 6, is incorporated by reference into the Company’s Form S-8 Registration Statement (File No. 333-257065), and related Prospectuses, as such Registration Statement and Prospectus may be amended from time to time.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release entitled “Just Eat Takeaway.com Half Year 2021 Results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GRUBHUB INC.

Date: August 17, 2021	By:	/s/ Brent Wissink
Brent Wissink
Chief Financial Officer